--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
    Lewis            Edwin              H.          (Month/Day/Year)    Mossimo, Inc. MGX (NYSE)
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)          11/30/98         5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-    X  Director        X  10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
2450 White Road, 2nd Floor                          Reporting Person        Officer (give    Other (specify    ---------------------
-------------------------------------------------   (Voluntary)          X  title below)          below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                              Chief Executive Officer             (Check Applicable
                                                                                  and President                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
Irvine            California          92614                                                                    ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)




FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number of                (I)
                                    cisable  Date                            Shares                   (Instr. 5)
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Nonqualified Stock Option            11/30/  11/30/     Common Stock        5,152,778      $3.00       D
                                      1998    2018
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Incentive Stock Option               11/30/  11/30/     Common Stock           33,333      $3.00       D
                                      1998    2008
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Nonqualified Performance Stock       11/30/  11/30/     Common Stock          966,667      $3.00       D
  Option                              2005(1)  2018
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Performance Incentive Stock          11/30/  11/30/     Common Stock           33,333      $3.00       D
  Option                              2005(1)  2008
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Explanation of Responses:

(1) Subject to accelerated vesting upon the happening of certain events relating in part to the Issuer's stock price.



                                                                               /s/ EDWIN H. LEWIS                   12/9/98
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78f(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (7-97)